Via EDGAR
June 5, 2009
Mark P. Shuman
Matthew Crispino
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20249

Re:	Compellent Technologies, Inc. Form 10-K for the Year Ended December 31, 2008 Filed March 16, 2009 File No. 001-33685
Ladies and Gentlemen:
          On behalf of Compellent Technologies, Inc. (“Compellent” or the “Company”) this letter is being transmitted in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated May 14, 2009 (the “Staff’s Letter”), with respect to the Part III information in the Company’s Annual Report on Form 10-K for the year ended December 31, 2008, filed on March 16, 2009, incorporated by reference from the Company’s definitive proxy statement, filed on April 17, 2009. The numbering of the paragraphs below corresponds to the numbering of the comments, which for the Staff’s convenience, have been incorporated into this response letter.
Part III. Information Incorporated by Reference from the Definitive Proxy Statement filed on April 17, 2009
Compensation Discussion and Analysis
The Competitive Marketplace, page 16
1.	We note your statement that historically you have not benchmarked executive officer compensation. However, it does appear from your disclosure that you use compensation data from other companies as a reference point on which, either wholly or in part, to base, justify or provide a framework for your compensation decisions. For example, you disclose on page 18 that you increased the salaries of certain officers in 2008 to bring them up to market levels for executives in comparable positions. Also, you indicate on page 22 that you took into consideration the value of equity awards offered to executives in similar positions in companies within and outside your industry when determining the size of the option awards made to your executives in 2008. Please tell us why you believe these activities do not constitute “benchmarking.” See Question 118.05 of our Regulation S-K Compliance and Disclosure Interpretations, available on our website. Also, tell us what consideration you gave to identifying the companies from which you gather compensation data.
Upon further review of Question 118.05 of the Regulation S-K Compliance and Disclosure Interpretations, the Company respectfully advises the Staff that the Company did use market data as a framework in setting the compensation of its named executive officers in 2008. Prior to 2008, the Company did not use market data to set targeted or actual compensation for its executives. After the
Compellent Technologies | 7625 Smetana Lane | Eden Prairie, MN 55344
952 294 3300 tel | 952 294 3333 fax | www.compellent.com

Company’s initial public offering in 2007, the Compensation Committee of the Board of Directors of the Company (the “Compensation Committee”) hired Compensia, Inc. to assist with setting executive compensation and Compensia utilized a combination of two data sources to establish a framework for setting executive compensation. The first data source was an executive compensation survey utilizing compensation data from a blend of unnamed high technology companies with comparable revenue in the prior fiscal year and comparable expected revenue for the subsequent fiscal year (the “Broad High-Tech Survey”). The second data source was a compilation of public data gathered by Compensia from a group of specific comparable high technology companies (the “Peer Survey”). Companies in the Peer Survey included:
•	3PAR Inc.

•	Acme Packet, Inc.

•	Aruba Networks, Inc.

•	BladeLogic, Inc.

•	BlueArc Corporation

•	CommVault Systems, Inc.

•	Data Domain, Inc.

•	Double-Take Software, Inc.

•	Echelon Corporation

•	Equallogic, Inc.

•	FalconStor Software, Inc.

•	Isilon Systems, Inc.

•	Netezza Corporation

•	Riverbed Technology, Inc.

•	Starent Networks, Corp.

•	Sycamore Networks, Inc.

•	Veraz Networks, Inc.
Compensia provided the Compensation Committee with a comparative assessment for each named executive officer’s base salary and performance-based compensation (collectively the total target cash compensation opportunity) and equity compensation levels based on a combination of the Broad High-Tech Survey and Peer Survey data (collectively, the “Comparative Framework”) at the 25th percentile, the 50th percentile and the 75th percentile for the three major components of the Company’s compensation program. These percentiles were not used to mechanically set compensation levels, rather they were used to provide the Compensation Committee with comparative data points in order to evaluate whether the proposed compensation levels for the named executive officers were reasonably likely to help the Company achieve its compensation program objectives.
When making annual decisions about a named executive officer’s compensation, the Compensation Committee considers each named executive officer’s responsibilities and experience level and reviews the named executive officer’s total compensation including:
•	current and past base salary;

•	target and actual performance-based compensation in the previous year;

•	total equity holdings;

•	compensation paid and awarded to executive officers in similar positions at comparable companies; and

•	the relative balance between guaranteed and performance compensation with respect to total cash compensation.
This information helps the Compensation Committee analyze each named executive officer’s short- and long-term compensation at Compellent as compared to compensation packages offered by companies in the Comparative Framework.
Compellent Technologies | 7625 Smetana Lane | Eden Prairie, MN 55344
952 294 3300 tel | 952 294 3333 fax | www.compellent.com

The Company confirms to the Staff that it will provide similar disclosure in its future filings to the extent applicable.
Base Salary, page 17
2.	Although you provide general information regarding the factors your compensation committee considered in setting base salaries for 2008, you disclosure should provide substantive analysis and insight into how the compensation committee determined the actual salaries paid to your named executive officers. For example, your disclosure indicates that the compensation committee considered each officer’s seniority, position, functional role and scope of responsibility, as well as general economic conditions, in setting base salaries. Please explain how consideration of these factors resulted in the specific salary adjustments made in 2008. For example, in light of the factors you identify, please tell us why Mr. Aszmann received no salary increase in 2008. Please confirm that you will provide similar disclosure in future filings.
The Company respectfully acknowledges the Staff’s comment and refers the Staff to its response to the Staff’s comment number 1 above. As set forth in the Company’s proxy statement, the Compensation Committee annually sets the base salaries of the Company’s named executive officers based on the scope of their responsibilities, historical performance, and individual experience. In establishing the 2008 base salaries of the named executive officers, the Compensation Committee took into consideration several factors, including each named executive officer’s seniority, position, functional role and scope of responsibility as well as general economic conditions.
The Compensation Committee initially reviewed the Comparative Framework prepared by Compensia as compared to the named executive officers’ 2007 base salaries and considered the relative ratios of performance-to-base compensation. The Compensation Committee established higher performance-to-base compensation ratios (that is, emphasized performance based compensation more strongly than guaranteed compensation) than companies in the Comparative Framework, but did not set a specific target or range of base salary as a percentage of total cash compensation and instead considered each named executive officer individually. In situations where the Compensation Committee determined that the base salary component of cash compensation was in line with executives in comparable positions in the Comparative Framework, but the executive’s total cash compensation was too low, it opted to increase the performance component and maintain the named executive officer’s base salary close to prior year levels, as was the case in 2008 with Messrs. Guider and Aszmann. The Compensation Committee believes that performance based incentives should be a meaningful component of total cash compensation. Considering and weighing the factors described above, the Compensation Committee set the named executive officers’ base salaries for 2008 as follows:
2008 Base Salary Decisions
The Compensation Committee increased Mr. Soran’s 2008 base salary by $30,000, or 10%, from its 2007 level given the performance of Mr. Soran in his position as the Company’s President and Chief Executive Officer in 2007, as well as due to the increase in base salaries of chief executive officers in the Comparative Framework year over year.
The Compensation Committee increased Mr. Judd’s 2008 base salary by $36,000, or 19%, from its 2007 level in light of the importance of Mr. Judd’s role as the Company’s Chief Financial Officer and to bring his base salary more in line with chief financial officers as noted in the Comparative Framework.
Compellent Technologies | 7625 Smetana Lane | Eden Prairie, MN 55344
952 294 3300 tel | 952 294 3333 fax | www.compellent.com

The Compensation Committee increased Mr. Guider’s base salary by $10,000, or 4%, as it desired to provide him with a base salary increase, but determined that his base salary was otherwise competitive with executives in comparable positions in the Comparative Framework based on his level of responsibility and experience level.
With respect to Mr. Aszmann, the Compensation Committee determined that his base salary was competitive with executives in comparable positions in the Comparative Framework based on his level of responsibility and experience level.
The Compensation Committee increased Mr. Bell’s base salary by $35,000, or 20%, from its 2007 level due to his heightened responsibilities as the head of worldwide sales operations and to bring his compensation in line with other executive officers at the Company.
The Company confirms to the Staff that it will provide similar disclosure in its future filings.
Long-Term Incentive Awards, page 18
3.	As with your discussion of base salaries, your discussion regarding equity grants awarded to your named executive officers in 2008 is also very general. Please tell us more specifically how your compensation committee evaluated and weighed the factors identified on page 22 in determining the size of the option awards made to your officers in 2008. For example, identify the individual and company performance factors that influenced the size of the stock awards. Please also tell us if comparisons with equity awards made to executives in similar positions with other companies caused the compensation committee to modify the size of an executive’s award.
The Company respectfully acknowledges the Staff’s comment and also refers the Staff to its response to the Staff’s comment number 1 above.
The Company believes that the use of equity and equity-based awards is a significant component of compensation and is necessary to achieve its overall compensation goals because it aligns the interests of the named executive officers and stockholders. Historically, the Company has only granted stock options and utilized time-based vesting criteria. The named executive officers will not recognize any value from such stock options unless the Company’s stock price increases over the exercise price of the stock options. In determining the equity awards for 2008, factors the Compensation Committee considered included:
•	the Company’s successful initial public offering in October 2007;

•	the desire to continue providing long-term incentives to the named executives officers;

•	past individual and Company performance and expected future contribution;

•	the retention value of unvested stock and stock options held by each named executive officer;

•	estimated value of the awards compared with equity awards offered to executives in similar positions by companies within and outside the Company’s industry; and

•	a comparative assessment of each named executive officer’s relative equity holdings.
While the Compensation Committee does not target a specific percentile within the Comparative Framework for equity compensation, the Compensation Committee does strive to award equity compensation that is between the 50th and 75th percentiles in the Comparative Framework based on the
Compellent Technologies | 7625 Smetana Lane | Eden Prairie, MN 55344
952 294 3300 tel | 952 294 3333 fax | www.compellent.com

named executive officer’s role, level of responsibility and experience level, as the Compensation Committee believes that there should be a strong variable compensation component to a named executive officer’s compensation.
2008 Long-Term Equity Award Decisions
The Compensation Committee granted Messrs. Soran, Guider and Aszmann, each of whom are founders of the Company, stock options with an approximate Black Scholes value of $600,000 (144,624 shares of common stock), $340,000 (81,953 shares of common stock) and approximately $290,000 (69,901 shares of common stock), respectively. In determining the size of these awards, the Compensation Committee noted that Messrs. Soran, Guider and Aszmann had not received an equity award since May 2006 given their status as founders of the Company, considered the importance of their ongoing roles at the Company and the desire to continue incentivizing them over the long-term and have their ownership stake in the Company continue to increase over time.
The Compensation Committee granted Mr. Judd a stock option with a Black Scholes value of approximately $325,000 (78,338 shares of common stock). In determining the size of the award, the Compensation Committee considered Mr. Judd’s strong performance in 2007, leadership role in the Company’s initial public offering process and that Mr. Judd’s equity holdings were below the 50th percentile of the peer group in the Comparative Framework.
The Compensation Committee granted Mr. Bell a stock option with a Black Scholes value of approximately $350,000 (84,364 shares of common stock). In determining the size of the award, the Compensation Committee considered that Mr. Bell had increased responsibility as the head of worldwide sales operations and that Mr. Bell’s equity holdings were below the 50th percentile of the peer group in the Comparative Framework.
The Company confirms to the Staff that it will provide similar disclosure in its future filings.
* * *
In addition, the Company further acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to call me at (952) 294-3300 if you have any questions or would like any additional information regarding this matter.
Compellent Technologies, Inc.
/s/ John R. Judd
John R. Judd
Compellent Technologies | 7625 Smetana Lane | Eden Prairie, MN 55344
952 294 3300 tel | 952 294 3333 fax | www.compellent.com

Chief Financial Officer

cc:	Philip E. Soran — Compellent Technologies, Inc. Nicole C. Brookshire, Esq. — Cooley Godward Kronish llp
Compellent Technologies | 7625 Smetana Lane | Eden Prairie, MN 55344
952 294 3300 tel | 952 294 3333 fax | www.compellent.com